SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of July 13, 2001

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                      Form 40-F
_____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No
_____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT

RNS Number:8644G
Merant PLC
13 July 2001

13 July 2001

MERANT plc



The Board of Directors of MERANT (NNM: MRNT; LSE: MRN) notes the recent rise in the MERANT share price. MERANT has received expressions of interest in the Company. However, discussions are at a very preliminary stage and may or may not lead to an offer being made for the Company.



Contacts:

MERANT

Gary Greenfield

President & Chief Executive Officer

+ 1 (301) 838-5223

Ken Sexton

Senior Vice President & Chief Financial Officer

+ 1 (301) 838-5210

UBS Warburg

John Woolland

Executive Director

020 7567 8000

Forward-Looking Statements
The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This announcement contains forward-looking statements regarding the possibility of an offer being made for some or all of the Company. Such statements are subject to inherent risks and uncertainties including specifically the risk that no offer may in fact be made or, if made, be consummated. Further information on potential risk factors is included in MERANT's Annual Report on Form 20-F for the year ended April 30, 2000, and reports on Form 6-K as submitted to the SEC and as may be updated and amended with future filings or submissions. MERANT undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this announcement that may reflect events or circumstances occurring after the date of this announcement.


END

OFDDGGMNRFVGMZG

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Friday, 13 July 2001 07:49:10
RNS [nRNSM8644G]

SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  July 13, 2001                  By: /s/ Leo Millstein
                                 ------------------------------------
--
                                      Leo Millstein
					        Vice President & General
Counsel